UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Secure Alert Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81373R109

(CUSIP Number)

Ms. Laetitia Antoine

Arendt Services

19 rue de Bitbourg

L-1273 Luxembourg (Luxembourg)

+352 27 44 41 93 14

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81373R109	Page X of XX

1.	Names of Reporting Persons. Conrent Invest S.A. acting in the name and on behalf of its compartment “Safety”[1]
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 556,648
	8.	Shared Voting Power
	9.	Sole Dispositive Power 556,648
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 556,648
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%[2]
14.	Type of Reporting Person CO

1.	A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment.
2.	Calculated based on the 9,806,746 Common Shares stated to be outstanding as of October 18, 2013 by the Issuer in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on November 13, 2013.

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of the Common Stock, $0.0001 par value per share (the “Shares”), of SecureAlert, Inc., a corporation organized under the laws of the state of Utah (the “Issuer”). The address of the principal executive offices of the Issuer is 150 West Civic Center Drive, Suite 400, Sandy, Utah, 84070.

ITEM 2. IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by Conrent Invest S.A. (“Conrent”) acting in the name and on behalf of its compartment “Safety” (the “Reporting Person”). The Reporting Person is a compartment of Conrent, a public company with limited liability incorporated as a “societé anonyme” under the laws of the Grand Duchy of Luxembourg whose principal business is being a securitization vehicle for certain securitization transactions. A compartment under Luxembourg law represents a distinct part of the assets and liabilities of a company but is itself not a legal entity. Compartmentalization allows for the segregation of assets and liabilities between compartments where the rights of recourse of investors and creditors are limited to the assets of the relevant compartment. The Reporting Person’s principal business address is 19 rue de Bitbourg, L-1273 Luxembourg.

The owner of Conrent is Conrent Invest Trust, an Irish charitable trust for which Monument Trustees Limited, Ireland (“Monument”) acts as trustee. The total share capital of Conrent is held by Monument for the Conrent Invest Trust. The Conrent Invest Trust is a charitable trust with no named beneficiaries where any dividend or other distribution received by Monument will be distributed in its entirety to charity. Monument is a company limited by shares organized under the laws of Ireland whose principal business is investment holding. Monument’s principal business address is 57 Herbert Lane, Dublin 2, Ireland. The sole shareholder of Monument is Mr. Adrian Masterson, who is also a director of Monument. Mr. Adrian Masterson’s business address, present principal occupation or employment and citizenship are set forth in Schedule A attached hereto and incorporated by reference.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Conrent and Monument are set forth in Schedule A attached hereto and incorporated by reference.

Monument does not directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share (1) voting power which includes the power to vote, or to direct the voting of, the Shares; and/or (2) investment power which includes the power to dispose, or to direct the disposition of the Shares.

(d) During the last five years, none of the Reporting Person, Conrent nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Person, Conrent nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased 556,648 Shares for an aggregate purchase price of $4,174,860 pursuant to a securities purchase agreement dated October 30, 2013 by and among the Reporting Person and Mr. Lars Windhorst, an affiliate of the Issuer.

The Reporting Person intends to finance the acquisition of the Shares through the issuance of profit participating notes (the “Notes”). As more fully described herein, the Notes are intended to be pass-through debt securities that entitle investors to receive all profits generated by the Shares (either as dividends or as proceeds from a sale of the Shares) after deduction of certain related costs of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares for the purpose of carrying out a securitization transaction arranged by Anoa Capital S.A. where the Reporting Person intends to issue Notes that would entitle investors to receive all profits generated by the Shares (either as dividends or as proceeds from a sale of the Shares) after deduction of related costs of the Reporting Person.

It is intended that under the terms and conditions of the Notes, holders of the Notes will not receive Shares as payment in kind, in whole or in part, in connection with any redemption or other repayment of the Notes, or in exchange for any interest in the Notes. It is further intended that the holders of the Notes will not be entitled to exercise the voting rights attached to the Shares or to direct the Reporting Person how to exercise the voting rights. The Notes have not be issued as of the date of this statement and their terms and conditions are still to be determined.

The Reporting Person also does not envisage exercising any voting rights or delegating the exercise of the voting rights attached to the Shares to the holders of the Notes.

(a) The Reporting Person intends to purchase additional Shares of the Issuer from time to time. In particular upon maturity of the Notes, the Reporting Person reserves the right to divest the Shares.

Except as set forth above, the Reporting Person does not have any plans or proposals that would relate to or would result in one or more of the actions described in subsections (b) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns, in the aggregate, 556,648 Shares, representing approximately 5.7% of the Issuer’s outstanding Shares (based on the 9,806,746 Shares stated to be outstanding as of October 18, 2013 by the Issuer in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on November 13, 2013). To the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(b) The Reporting Person has sole voting power and sole dispositive power with regard to 556,648 Shares.

Monument does not directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (1) voting power which includes the power to vote, or to direct the voting of, the Shares; and/or (2) investment power which includes the power to dispose, or to direct the disposition of the Shares.

(c) Except as set forth in Item 3 above, none of the Reporting Person, Conrent or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Shares during the past 60 days.

(d) As described in Item 4 above, holders of the Notes will be entitled to receive all profits generated by the Shares (either as dividends or as proceeds from a sale of the Shares) after deduction of the related costs of the Reporting Person. As of the date of this statement, the Reporting Person is not aware of any prospective holder of the Notes whose holding in the Notes would represent 5% or more of the Shares.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is a party to the securities purchase agreement described in Item 3 above.

The Issuer has agreed to grant registration rights to the Reporting Person with respect to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 - Securities Purchase Agreement by and between the Reporting Person and Mr. Lars Windhorst dated October 30, 2013 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2013

Date

/s/ Catherine Koch
Signature

Catherine Koch, B Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

SCHEDULE A

Executive Officers and Directors of Conrent Invest S.A.

The names and titles of the executive officers and directors of Conrent Invest S.A., their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Conrent Invest S.A. at 19 rue de Bitbourg, L-1273 Luxembourg.

Name	Title	Principal Occupation	Citizenship

Dirk van Daele	Chairman	CEO of Anoa Capital S.A., whose principal business is offering investment and financial advisory services and whose principal business address is 2-4 avenue Marie Thérèse, L-2132 Luxembourg	Belgium

Michel Raffoul	Director	Employee of Arendt Services, a trust services firm whose principal business address is 19 rue de Bitbourg, L-1273 Luxembourg	French

Catherine Koch	Director	Employee of Arendt Services, a trust services firm whose principal business address is 19 rue de Bitbourg, L-1273 Luxembourg	French

Executive Officers and Directors of Monument Trustees Limited, Ireland

The names and titles of the executive officers and directors of Monument Trustees Limited, Ireland, their principal occupation and citizenship are set out below. The business address of each of the executive officers and directors is that of Monument Trustees Limited, Ireland at 52 Herbert Lane, Dublin 2, Ireland. The address where the employment of each of the directors is conducted is that of Monument Trustees Limited, Ireland at 52 Herbert Lane, Dublin 2, Ireland.

Name	Title	Principal Occupation	Citizenship

Adrian Masterson	Director and Company Secretary	Financial Consultant	Ireland

Timothy Patrick Hennessy	Director	Accountant	Ireland

Timothy Healy	Director	Consultant	Ireland